

Mail Stop 3030

October 1, 2015

Via E-mail
Mr. Lowell W. Giffhorn
Chief Financial Officer
SpectraScience, Inc.
11568 Sorrento Valley Rd., Suite 11
San Diego, California 92121

      Re: SpectraScience, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 20, 2015
             Forms 10-Q for the Quarterly Periods Ended
             March 31, 2015 and June 30, 2015
             Filed May 14, 2015 and August 14, 2015
             File No. 000-13092

Dear Mr. Giffhorn:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year End December 31, 2014

Item 8. Financial Statements

Note 8. Liabilities, page 43

1. We note the negative cost of revenues you reported in fiscal 2014 as a result of reversing warranty liabilities previously accrued but which were not used. Please revise this note in future filings to provide the disclosures required by ASC 460-10-50-8, including the tabular reconciliation of changes in your product warranty liability.

Item 9A. Controls and Procedures

Evaluation of Internal Control over Financial Reporting, page 57

2. You did not disclose whether you used the 1992 or 2013 versions of the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in performing your evaluation. In future filings, please identify the framework you used as required by Item 308(a)(2) of Regulation S-K.

Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2015

Item 4. Controls and Procedures, page 24

3. We note management's conclusion that your disclosure controls and procedures were not effective as of March 31, and June 30, 2015, respectively. However, we note that in your 2014 Form 10-K, management concluded that your disclosure controls and procedures were effective at December 31, 2014. Tell us why management's conclusion on the effectiveness of disclosure controls and procedures changed between December 31, 2014 and March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery